EXHIBIT 99.2
June 27, 2007

To:	Toreador Resources	cc:
Corporation

From:	Toreador Hungary Limited Liability Company

Re:	Summary of Provisions of Mining Act Relating to Hydrocarbon Exploration Licenses and Designation of Mining Plots
According to the Act No. XLVIII of 1993 regulating mining activities including hydrocarbon exploration, development and production in Hungary (the “Mining Act”) and Decree No. 203/1998 (XII.19.) on Implementation of Act No. XLVIII of 1993 (the “Implementation Decree”), hydrocarbon exploration may be carried out based on a concession or based on exploration rights granted by a license.

1	Conducting Mining Activities under an Exploration License

According to Subsections (2) and (3) of Section 22 of the Mining Act, by granting an exploration license, the mining authority confers upon the respective mining entrepreneur, with respect to the exploration area, the following rights:
(i)	the exclusive right to file a technical operational plan (“TOP”) for the exploration of a mineral resource;

(ii)	to pursue exploration of the resource within the exploration area in accordance with the approved TOP; and

(iii)	once in possession of an approved Closing Report (as defined below), to apply for a mining plot designation. This right is exclusive for a period of one year from the completion of the exploration (Subsection (2) of Section 14 of the Mining Act).
Commencement of exploration activities based on an exploration license is subject to an approved TOP, which is approved by the local (first instance) mining authority responsible for the respective area (the “Local Mining Authority”).
According to Subsection (9) of Section 22 of the Mining Act, if the holder of an exploration license fails, for reasons within its control, to carry out the prorated portion of its exploration responsibilities undertaken in an exploration work program or an approved TOP, the Local Mining Authority has the power to revoke the respective exploration license.

According to Subsection (1) of Section 14 of the Mining Act and Subsection (7) of Section 6 of the Implementation Decree, exploration shall be licensed for a period of up to four years, which period may be extended on two occasions, each time by up to half of the original license duration.
The holder of an exploration license shall report to the Local Mining Authority in writing eight days prior to the scheduled date of commencing exploration, and in eight days of having concluded the same (Subsection (7) of Section 6/C of the Implementation Decree).
The holder of an exploration license shall account for the results of exploration in a closing report (the “Closing Report”) signed by a geological expert licensed under separate provisions. Two copies of the Closing Report must be sent to the Local Mining Authority, within six months from completion of the exploration, or at the latest from the expiration of the term granted for exploration (Subsection (1) of Section 8 of the Implementation Decree).
The Closing Report shall specify/describe (Subsection (2) of Section 8 of the Implementation Decree):
(i)	the name of the holder of the exploration license, the numbers of the resolutions awarding the exploration license right and approving the TOP for exploration and, in the case of purchased data, a statement certifying the right of the license holder submitting the Closing Report to use such data;

(ii)	the purpose of the exploration and the contractors;

(iii)	the geological structure of the exploration area;

(iv)	the exploration completed, on the surface or underground, together with the methods applied and the results obtained;

(v)	the reservoir, tectonic and hydrogeological conditions of the site and its surroundings;

(vi)	the quality and quantity parameters of the mineral resource(s) encountered and the reliability of these data;

(vii)	the quality and quantity parameters of the mineral resource produced during exploration; and

(viii)	a summary of mine geological data.
The Closing Report shall have the following enclosures attached (Subsection (3) of Section 8 of the Implementation Decree):
(i)	basic exploration data (geological and technical data of installations, geophysical test documentation, and hydrogeological test data);

(ii)	basic quality and quantity data used in appraising the mineral assets;

(iii)	the topographic map of the exploration area indicating the installations; the geological, tectonic and hydrogeological map of the area, and all maps and sections used in appraising the quality and quantity of the assets; and

(iv)	an overview of compliance with stipulations of the approved TOP for exploration.

The Local Mining Authority will accept the Closing Report if the countersigning geological expert is listed in the professional registry, and the Closing Report satisfies the requirements under Subsections (2) and (3) of Section 8 of the Implementation Decree (Subsection (4) of Section 8 of the Implementation Decree).

Once the Closing Report is accepted by the Local Mining Authority, for a certain period of time the holder of the exploration license has an exclusive right to apply for designation of a mining plot (or mining plots) within the exploration area. Such exclusivity period is granted for one year and commences upon completion of the exploration activity (Subsection (2) of Section 14 of the Mining Act).

2.	Conducting Mining Activities under a License approving Designation of a Mining Plot

Once exploration is completed, development and production of hydrocarbons may be carried out only within a designated mining plot (Subsection (1) of Section 23 and Subsection (1) of Section 26 of the Mining Act). Consequently, the Local Mining Authority will approve a TOP for development and production of hydrocarbons, only if it is submitted for approval by the holder of a license approving designation of the respective mining plot, and provided that such TOP meets all requirements prescribed by the Mining Act and the Implementation Decree.

If there is a valid exploration license and/or license approving designation of a mining plot, within the area covered by these licenses and under the conditions prescribed therein, the holder of such licenses has the exclusive right to develop, produce, treat, initially process, use and sell the mineral resources, to plant the installations required by these activities, and to use the installations defined in the contract or in the license issued by the authority (Subsection (3) of Section 23 of Section 26 of the Mining Act).

Mining plots are designated by resolution of the Local Mining Authority, based on the expert opinion of the state authority responsible for geological surveying (Subsection (3) of Section 26 of the Mining Act).

The Local Mining Authority will designate a mining plot for development and production of hydrocarbons (Subsection (3) of Section 26/A of the Mining Act) if the applicant has:
(i)	furnished exploration data (in a Closing Report or reserve calculation) demonstrating the existence of recoverable hydrocarbon assets on the site proposed for a mining plot designation;

(ii)	obtained the specific environmental license required for the activity or, if provided by a separate law, a consolidated environmental use license;

(iii)	defined the mining technology to be applied (underground, surface, drilled well), furnished a technical description verifying the viability of the production criteria, and set a timetable for production;

(iv)	met all legal requirements with regard to the content of the mining plot documentation; and

(v)	furnished proof, in the case of an underground or surface mining plot, of having notified the owners (operators or beneficiaries) of the surface properties overlapping with the proposed mining plot, in writing and at least 15 days prior to filing the application, in the case of surface mining, also specifying the method and expected date of occupying the properties for mining purposes.
The Local Mining Authority must decide on mining plot applications by resolution, accommodating the declarations of other specialized authorities. In making its decision, the Local Mining Authority shall also examine the merits of any comments and observations by owners/operators/users of properties to be covered by the mining plot, in connection with the rights of disposal, use, and utilization of the properties in the case of both underground and surface mine operations, and in connection with the timetable for occupying the properties in the case of surface development (Subsection (1) of Section 12 of the Implementation Decree).
Accordingly, provided that all of the requirements described above are met, the Local Mining Authority will accept the application for designation of a mining plot. The Mining Act does not state any mandatory maximum term for which a mining plot may be designated. In principle, a mining plot is granted as long as there is development and production being carried out within such mining plot in accordance with the applicable rules.
Development and production of hydrocarbons within the area of a mining plot may be commenced once there is a valid TOP for development and production approved by the Local Mining Authority (Subsection (2) of Section 23 of the Mining Act).
According to Subsection (5) of Section 26/A of the Mining Act, the mining entrepreneur must commence production within five years following the designation of the mining plot. For each mining plot, the mining entrepreneur shall be entitled to apply for a single extension, by a maximum of five years, of the deadline for commencing production. Extensions are subject to a fee to be set forth, along with the quantity of the mineral resource upon which it is based and the applicable percentage-rate of the mining royalties due on the value in question – which shall be higher than the regular rate applied at the time the application is submitted but shall not be greater than 1.2 times the original value – in the contract between the Minister and the mining entrepreneur. Extensions are granted at the discretion of the Local Mining Authority by way of resolution, also setting forth the rate of the fee as determined in the contract as described above. The mining entrepreneur shall not be granted extensions simultaneously for more than two mining plots, unless the surcharge-rate royalties determined for the mining plots in question are extended by contract to apply to all mining plots controlled by the mining entrepreneur for a period of at least five years. Extensions for more than five mining plots may be subject, in addition to the surcharge-rate royalties determined in the contract between the Minister and the mining entrepreneur, to a one-time extra fee of up to 20% of the amount payable under the surcharge-rate royalty scheme.
If the mining entrepreneur misses the deadline for commencing production in the absence of a license granting extension of such deadline, fails to meet its fee payment obligations as determined, or goes out of business without a legal successor, then the Local Mining Authority may revoke its mining right and advertise it for transfer on the MBFH’s web site and the Mining Gazette (in Hungarian: “Bányászati Közlöny”). If the resource in question is a hydrocarbon, the notice must be posted additionally in the Official Gazette of European Communities (Subsection (6) of Section 26/A of the Mining Act).